ROSTOCK VENTURES CORP.
102 Pawlychenko Lane, #34
Saskatoon, SK, Canada S7V 1G9
Telephone: (306) 477-0850

September 18, 2008

VIA EDGAR
Ms. Donna Levy
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street
Mail Stop 3720
Washington, D.C. 20549
Telephone Number: (202) 551-3292

Re:          Rostock Ventures Corp.
Registration Statement on Form S-1
File No. 333-144944

Dear Ms. Levy:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 1:00 p.m. Eastern Standard Time, Friday, September 19, 2008, or as soon thereafter as practicable.

Additionally, Rostock Ventures Corp. (the "Company") acknowledges that:

o	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.
Sincerely,

Rostock Ventures Corp.

/s/ Collin D. Sinclair
COLLIN D. SINCLAIR
Chief Executive Officer